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                                                                   EXHIBIT 18.1

March 30, 1998

Amedisys, Inc.
3029 S. Sherwood Forest Blvd.
Suite 300
Baton Rouge, LA 70816

     Re: Annual Report on Form 10-K for the year ended December 31, 1997

  This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

  Amedisys, Inc. (the "Company"), in the normal course of business, incurs costs for one-time activities related to opening a new facility, introducing a new product or service or conducting business in a new territory. Such activities relate to the periods before the Company commences operations and include learning costs and operating losses incurred prior to the point at which a project reaches operating capacity. Such costs have historically been capitalized and classified as start-up costs. Prior to January 1, 1997, the Company amortized start-up costs over the period expected to be benefitted (generally five years) or expensed such amounts previously capitalized when circumstances indicated an impairment had occurred. We have been informed that in December, 1997, the Company decided to adopt the policy, effective January 1, 1997, of expensing start-up costs as incurred. According to the management of the Company, this change was made to recognize these costs when incurred as recurring costs of expanding the Company's services. This change is also consistent with guidance expected to be issued in early 1998 by the American Institute of Certified Public Accountants.

  A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

  We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,